1220 Fordham Drive Sun City Center, Florida 33573 john@sportsvenues.net (516)375-6649

December 18, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Sports Venues of Florida, Inc.

Offering Statement on Form 1-A

Filed October 1, 2019

File No. 024-11089

Responses to the Commissions Comments

1. We note your disclosure that your price range is $.025 to $.08 for a maximum offering of 120 million shares of common stock and the maximum offering amount is $3 million for any share price within the range. Please revise to also include the maximum number of shares for the upper price range. It appears that the text for footnote ** is missing. Please revise accordingly.

Response: **Footnote has been added that states if all common shares were sold at the maximum price of $0.08 each, the maximum number of shares to be issued would be 37,500,000.

2. We note your disclosure in the first paragraph here that the minimum offering is $5,000. We also note your disclosure on page 25 that there is no minimum amount to be raised in this offering. Please reconcile these inconsistencies.

Response: This has been edited to reflect no minimum offering which now matches the disclosure on page 25 that also states there is no minimum amount to be raised in this offering.

3. In your response letter filed November 12, 2019 to comment three in our letter dated October 28, 2019, you stated that you "removed any reference to acquisition(s) which were mistakenly inserted". We note that in this amendment you have included disclosure in your Use of Proceeds section that you intend to use the proceeds to acquire existing revenue generating businesses. You have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A. Securities Act Rule 251(b)(3) provides that Form 1-A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. Please revise the offering circular to limit the use of offering proceeds to companies identified in the offering circular or withdraw your Form 1-A.

Response: We apologize and we removed any reference to use of proceeds toward an acquisition.

4. We note your added disclosure reference to "Unit". Please explain how your offering includes Units or remove this disclosure.

Response: The Company only intends on offering its common stock in this offering. The term “Unit” was mistakenly not edited out. This has been rectified.

Respectfully Submitted,

John V. Whitman Jr.,

CEO/President